DISTRIBUTION SUB-AGREEMENT

BLACKROCK VARIABLE SERIES FUNDS, INC. (the "Company"), on behalf of each of its series as may be amended from time to time (the "Portfolios"), PRINCIPAL LIFE INSURANCE COMPANY (the "Insurance Company"), and PRINCOR FINANCIAL SERVICES CORPORATION ("Princor") mutually agree to the arrangements set forth in this Agreement (the "Agreement") dated as of May 19, 2015.

WHEREAS, the Company is an open-end investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"); and

WHEREAS, the Insurance Company issues variable life insurance policies and/or variable annuity contracts (the "Contracts"); and

WHEREAS, Princor is a broker-dealer that is affiliated with Insurance Company and serves as the principal underwriter for variable annuity and variable life insurance contracts issued by Insurance Company.

WHEREAS, amounts invested in the Contracts by Contract holders are deposited in separate accounts of the Insurance Company which in turn purchase Class II and or Class Ill Shares of one or more of the Portfolios, certain of which are investment options offered by the Contracts; and

WHEREAS, the Insurance Company and Princor will provide certain services to the Contract holders; and

WHEREAS, the Insurance Company and Princor desire to have Princor be compensated for providing such services to the Contract holders.

NOW, THEREFORE, the parties agree as follows:

1.    Services. The Insurance Company shall provide the services listed below in respect of the Class II and/or Class Ill Shares of the Portfolios held by the Insurance Company's separate accounts. Such services include, but are not limited to, the following:

(a) printing and mailing of Company prospectuses, statements of additional information, any supplements thereto and shareholder reports for existing and/or prospective Contract holders;

(b) services relating to the development, preparation, printing and mailing of Company advertisements, sales literature and other promotional materials describing and/or relating to the Portfolios and including materials intended for use within the Insurance Company, or for broker-dealer only use or retail use;

(c) holding seminars and sales meetings designed to promote the distribution of the Class II and/or Class Ill Shares of the Portfolios;

(d) obtaining information and providing explanations to Contract holders regarding the investment objectives and policies and other information about the Company and the Portfolios, including the performance of the Portfolios;

(e) training sales personnel regarding the Company and the Portfolios;

(f) compensating sales personnel in connection with the allocation of cash values and premiums of the Contract holders to the Company;

(g) providing personal services and/or maintenance of the accounts of Contract holders with respect to Class II and/or Class Ill Shares of the Portfolios attributable to such accounts;

(h) financing any other activity that the Company's Board of Directors determines is primarily intended to result in the sale of the Class II and/or Class Ill Shares.

2.     Distribution Fee Payments. The Company agrees to pay, with respect to each Portfolio, to Princor at the end of each month an amount equal to 0.15% of the average daily net asset value of the Class II Shares or 0.25% of the average daily net asset value of the Class Ill Shares of such Portfolio held by the Insurance Company separate accounts during that month.

The Insurance Company and/or Princor (as applicable) shall provide BlackRock Investments, LLC (the "Distributor") such information as reasonably requested by the Distributor to enable the Distributor to comply with the reporting requirements of Rule 12b-1 under the Investment Company Act ("Rule 12b-1")regarding the disbursement of the distribution fee during such period.

3.     Termination. This Agreement may be terminated at any time with respect to a Portfolio, without the payment of any penalty, by vote of a majority of the members of the Board of Directors of the Company who are not "interested persons" of the Company, as defined in the Investment Company Act, and have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan or a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Portfolio on not more than 60 days' written notice to the Insurance Company and Princor.

4.     Amendment. This Agreement may be amended only upon mutual agreement of the parties hereto in writing.

5.    Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered.

To the Company:	With a copy to:

BlackRock Variable Series Funds, Inc.	BlackRock, Inc.
Attn: Lisa Hill, Managing Director	Attn: Howard Surloff, Managing Director
U.S. Retail, Contracts & Administration	General Counsel's Office
55 East 52nd Street	40 East 52nd Street
New York, NY 10055	New York, NY 10022

To the Insurance Company and Princor:

Principal Life Insurance Company

Princor Financial Services Corporation
711 High Street
Des Moines, IA 50392
Attn: Sara Wiener

6.    Miscellaneous.

(a) Assignment. This Agreement shall automatically terminate in the event of its assignment (as defined in the Investment Company Act) or in the event of the termination of the Plan or any amendment to the Plan that requires such termination.

(b) Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legalor equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

(c) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(d) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware, without reference to the conflict of law principles thereof.

(e) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

BlackRock Variable Series Funds. Inc.

BlackRock Basic Value V.I. Fund
BlackRock Capital Appreciation V.I. Fund
BlackRock Equity Dividend V.I. Fund
BlackRock Global Allocation V.I. Fund
BlackRock Global Opportunities V.I. Fund
BlackRock Large Cap Core V.I. Fund
BlackRock Large Cap Growth V.I. Fund
BlackRock Large Cap Value V.I. Fund
BlackRock Value Opportunities V.I. Fund
BlackRock High Yield V.I. Fund
BlackRock Total Return V.I. Fund
BlackRock U.S. Government Bond V.I. Fund
BlackRock S&P 500 Index V.I. Fund
BlackRock iShares Alternative Strategies V.I. Fund
BlackRock iShares Dynamic Allocation V.I. Fund
BlackRock iShares Dynamic Fixed Income V.I. Fund
BlackRock iShares Equity Appreciation V.I. Fund

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

BLACKROCK VARIABLE SERIES FUNDS, INC.

By: /s/ Brendan Kyne
Name: Brendan Kyne
Title: Vice President

PRINCIPAL LIFE INSURANCE COMPANY

By: /s/ Sara Wiener
Name: Sara Wiener
Title: AVP – Annuities

PRINCOR FINANCIAL SERVICES CORPORATION

By: /s/ Marty Richardson
Name: Marty Richardson
Title: V.P. Broker Dealer Ops